Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Altamira Therapeutics Ltd.” or “Altamira,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding Ltd. (formerly Auris Medical Holding AG), or Auris Medical (Switzerland), together with its subsidiaries, prior to our corporate reorganization by way of the Merger (as defined below) on March 13, 2018 (i.e. to the transferring entity), (ii) to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity) and prior to the Redomestication (as defined below) and (iii) to Auris Medical Holding Ltd., a Bermuda company, or Auris Medical (Bermuda), the successor issuer to Auris Medical (Switzerland) under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time of the Redomestication, which occurred on March 18, 2019. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Altamira Therapeutics Ltd. is an exempted company incorporated under the laws of Bermuda. We began our operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, we discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, we effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of our issued and outstanding common shares. Following shareholders’ approval at an extraordinary general meeting of shareholders held on July 21, 2021 we changed our name to Altamira Therapeutics Ltd. On October 25, 2022, the Company effected a one-for-twenty reverse share split (the “2022 Reverse Share Split”) of the Company’s issued and outstanding common shares. All per share amounts and numbers of common shares in this report reflect the 2019 Reverse Share Split and the 2022 Reverse Share Split.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a par value of CHF 0.40 per share (pre-2019 Reverse Share Split and 2022 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split and 2022 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of the Company (having a par value of CHF 0.02 per share pre-2019 Reverse Share Split and 2022 Reverse Share Split)), (iv) the Company’s common shares after May 1, 2019, the date of the 2019 Reverse Share Split have a par value of CHF 0.40 each (pre-2022 Reverse Share Split) and (v) the Company’s common shares after October 25, 2022, the date of the 2022 Reverse Share Split have a par value of CHF 0.20 each. As of June 30, 2020, we reduced the par value of our shares to CHF 0.01 each (pre-2022 Reverse Share Split).

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 28, 2022.

Overview

We are a clinical-and commercial-stage biopharmaceutical company developing therapeutics that address important unmet medical needs. We are currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne allergens, and where approved, viruses (Bentrio™; commercial) or the treatment of vertigo (AM-125; Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®, Phase 3). We have announced our intention to reposition the Company around RNA therapeutics while exploring strategic options to either divest our traditional businesses or spin them off as a separate entity to shareholders.

Recent Developments

Development and commercial launch of Bentrio™ nasal spray

In June 2021 we announced the market launch of Bentrio™, our drug-free nasal spray for protection against airborne viruses and allergens, in Germany, and our intention to expand market coverage progressively through additional distribution channels and in further countries. Bentrio™ is marketed as an “over-the-counter” medical device. Bentrio™ is based on a gel emulsion which works by forming a protective layer on the nasal mucosa that acts as a physical barrier. In its natural state, Bentrio™ is viscous; for application via spray it must be briefly shaken, rendering it liquid. Upon contacting the nasal mucosa, the formulation reverts to its normal viscous state, which supports an extended nasal residence time. Development of the product had been initiated under code name AM-301 in summer 2020. For the project, we set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland.

On March 4, 2022 we announced that we had entered into an exclusive licensing and distribution agreement for Bentrio™ with Nuance Pharma Ltd. (“Nuance”) in Chinese Mainland, Hong Kong, Macau and South Korea (the “Territory”). Under the terms of the agreement, we will initially supply Bentrio™ to Nuance. Nuance made an upfront payment of USD 1 million and may pay to Altamira development and commercial milestones of up to USD 3 million and up to USD 19.5 million, respectively. In a second stage, Nuance will assume local production of the product for the Territory upon certain milestones. Once Nuance assumes local production of Bentrio™, it will pay to us a staggered royalty on net sales in the Territory at a high-single to low-double-digit percentage.

On May 20, 2022 we announced the results from a clinical trial with Bentrio™ in house dust mite (HDM) allergic rhinitis. The trial enrolled a total of 37 patients with a history of perennial allergic rhinitis (“PAR”) caused by HDM exposure. Study participants were randomized under an open label, three-period crossover design to receive either Bentrio™ in a single or double dose, or no treatment, prior to controlled allergen exposure in an environmental exposure chamber for three hours. Bentrio™ treatment reduced the increase in mean total nasal symptoms score (TNSS) by 1.1 points (-1.87 to -0.28 in the 95% confidence interval; p<0.01) vs. no treatment. The protective effect was observed both with a single or double puff per nostril with no meaningful difference between the two treatment approaches. Bentrio™ treatment was safe and well tolerated.

On June 25, 2022 we received 510(k) clearance from the U.S. Food and Drug Administration (FDA) to market Bentrio™ (“Bentrio Allergy Blocker”) for the treatment of allergic rhinitis (hay fever) in the US. Clearance was obtained for the following indication for use:

●	Bentrio is intended to treat hay fever and allergy sufferers by promoting alleviation of mild allergic symptoms (i.e. mild nasal irritation including itchy, runny, or congested nasal passages) triggered by the inhalation of various airborne allergens including indoor and outdoor environmental pollens, house dust, animal hair and dust mites.

●	Application of Bentrio produces a mucous-like gel barrier that coats the nasal membranes, traps inhaled allergens within the nasal cavity and helps with their clearance.

We intend to market and distribute Bentrio™ Allergy Blocker in the US, and going forward also in Europe, through well-established OTC consumer health companies.

AM-125 Phase 2 trial in acute vertigo (“TRAVERS”)

On June 13. 2022 we announced positive top-line data from our Phase 2 TRAVERS trial with AM-125 (intranasal betahistine) in acute vertigo. The randomized, double-blind, placebo-controlled TRAVERS trial enrolled at more than ten study sites across Europe a total of 124 patients who suffered from acute vertigo following surgery for the removal of a tumor. Patients were randomized to receive either AM-125 at up to 20 mg or a placebo three times daily for four weeks, which was followed by a two-week treatment-free observation period. In addition, all trial participants followed a standardized course of vestibular rehabilitation therapy. Improvement in the “Tandem Romberg” test, which measures how long patients are able to maintain balance with their two feet aligned one after the other while they have their eyes closed, served as the primary efficacy outcome. For reference, the trial also included 16 patients who received ‘open label’ oral betahistine at 16 mg three times daily (the approved dose in most countries worldwide).

The TRAVERS trial demonstrated good safety and tolerability of AM-125. Further, administration of AM-125 resulted in a dose- and time-dependent improvement in balance and vestibular compensation. At treatment period end, mean Tandem Romberg improvement was 10.9 sec. for the 20 mg group vs. 7.4 sec. for the placebo group (mixed model repeated measures, p=0.08, significant at α = 0.05, one-sided). This was corroborated by higher frequency of complete spontaneous nystagmus resolution (34.5 vs. 20.0% of patients). Based on the outcomes, we are planning to file an investigational new drug application with the US Food and Drug Administration (FDA) in the fourth quarter of 2022.

Acquisition of Trasir Therapeutics and strategic repositioning around RNA therapeutics

On June 1, 2021, we acquired 100% of the share capital of privately held Trasir Therapeutics Inc. (“Trasir”) through the merger of our subsidiary Auris Medical Inc. with and into Trasir (the “Merger”), with Trasir surviving the merger as the surviving entity. Trasir was subsequently renamed Altamira Therapeutics, Inc. and redomiciled in Dover, Delaware. Founded in 2014, Trasir has been a pioneer in the development of nanoparticles for extrahepatic oligonucleotide delivery.

The transaction has been the starting point for a strategic repositioning under which the Company intends to focus on the development of RNA therapeutics while in the medium term aiming to spin off or divest our non-RNA assets, which are our assets in neurotology, rhinology and allergology, including Bentrio™, AM-125, Keyzilen®, Sonsuvi® and certain early-stage drug product candidates. Dr. Samuel Wickline, Trasir’s founder and Professor of Medicine, was appointed Chief Scientific Officer and joined the Company’s leadership team. In addition, to reflect the Company’s strategic repositioning, the shareholders convened for a Special General Meeting on July 21, 2021 to approve the change of its corporate name to Altamira Therapeutics Ltd. and elected Margrit Schwarz, PhD, MBA, as an additional Board member. Further, on July 26, 2021, the Company’s common shares started trading under the ticker symbol “CYTO” instead of “EARS”.

Trasir’s core technology is the proprietary peptide polyplex platform OligoPhore™ and its equivalent SemaPhore™ that can engage any type of short interfering RNA (siRNA) or messenger RNA (mRNA), respectively, in rapid self-assembly. The technology allows for safe and effective systemic delivery of RNA payloads with efficient cellular uptake and full endosomal release. Importantly, it enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

In various murine models of disease, OligoPhore™ and SemaPhore™ have been shown to protect the RNA payload (siRNA and/or mRNA) from degradation in the circulation, while enabling pH-dependent nucleotide endosomal escape and cytoplasmic delivery. Proof-of-concept for efficient delivery and target knockdown has been demonstrated for targets in the NF-kB family, various members of the ETS transcription factor family, and targets in the JNK and TAM pathways, enabling a preclinical development pathway for several oncology indications, rare diseases, as well as rheumatoid and osteoarthritis and inflammatory pathologies such as atherosclerosis.

In July 2021, we announced the selection of mutant KRAS-driven colorectal cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform and the launch of a development program under product development code AM-401. In July 2022 we announced the initiation of a second development program, AM-411, which is intended for the treatment of rheumatoid arthritis.

Russian invasion of Ukraine

In the context of Russia’s recent invasion of the Ukraine, oil and gas prices, which are key input factors for plastic parts such as those used for the primary packaging of Bentrio™, as well as other components such as cardboard for packaging have increased significantly and shown high volatility. Continued escalation of political tensions, economic instability, military activity or civil hostilities in Ukraine could result in significant price increases for such components or difficulties of our component suppliers to supply such components on a timely basis. If we are unable to pass on such price increases, or if component supplies are interrupted, our business, financial condition and results of operation could be adversely affected.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus COVID-19 was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. For example, the COVID-19 outbreak delayed enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for participation in this trial undergo certain types of neurosurgery, which are classified as elective procedures. Due to the COVID-19 outbreak, many sites participating in the “TRAVERS” trial postponed elective procedures and temporarily reduced or suspended clinical research activities. The effect was particularly felt in spring 2020 and then again in early 2021.

The continued spread of COVID-19 globally could otherwise adversely impact our clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Disruptions or restrictions on our ability to travel to monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our studies to travel, or the ability of staff at study sites to travel, as well as temporary closures of our facilities or the facilities of our clinical trials partners and their contract manufacturers, would negatively impact our clinical trial activities. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our preclinical trials could be delayed and/or disrupted by the outbreak. As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results. Finally, the COVID-19 outbreak and its impact on the global financial markets may limit our ability to raise additional funds to continuously fund our operations and complete the research and development of all our product candidates.

2022 Reverse Share Split

On October 25, 2022, we effected a reverse share split (the “2022 Reverse Share Split”) of our common shares at a ratio of one-for-twenty. When the reverse share split became effective, every 20 of our pre-split issued and outstanding common shares, par value 0.01 per share, were combined into one common share, par value CHF 0.20 per share. Effecting the 2022 Reverse Share Split reduced the number of our issued and outstanding common shares from 21,494,261 common shares to 1,074,713 common shares. It also simultaneously adjusted outstanding options issued under our equity incentive plan and outstanding warrants to purchase common shares. All per share amounts and numbers of common shares in this management’s discussion and analysis reflect the 2022 Reverse Share Split.

Collaboration and License Agreements

On December 11, 2020, Trasir entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”), which Exclusive License Agreement was subsequently amended and restated in June 2021 (as so amended and restated, the “Agreement”), with effect as of December 11, 2020. Pursuant to the Agreement, WU granted Trasir an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the Agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with Trasir’s proprietary delivery technologies. In consideration for such worldwide, exclusive license, the Company (through its acquisition of Trasir, described above) will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of USD 4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license. The Agreement also contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

●	AM-301 for protection against airborne viruses and allergens. Since the initiation of the development program in September 2020, we have conducted a variety of in vitro and in vivo studies as well as clinical investigations to determine the tolerability, safety and efficacy of Bentrio™ and to meet various regulatory requirements for marketing the nasal spray as a medical device in various countries and regions. . While these assessments for obtaining market clearance and related expenditures were essentially completed in the third quarter of 2022, we have various other studies either ongoing or planned to further expand the body of evidence for current or additional uses of the product.

●	AM-401 for the treatment of mutant KRAS-driven colorectal cancer. Since the acquisition of Trasir became effective only on June 1, 2021, we have initiated additional pharmacology studies and the development and scale-up of the peptide carrier and siRNA payloads as well as analytical development. Expenditure levels are expected to increase further as we plan to conduct various IND-enabling studies, including toxicology in non-human primates, and move into larger-scale production of the peptide, siRNA payloads and nanoparticles.

●	AM-411 for the treatment of rheumatoid arthritis. We initiated in July 2022 a second development program based on our OligoPhore™ delivery platform, using siRNA targeting NF-kB (p65) for the treatment of rheumatoid arthritis. The program will benefit from substantial synergies with program AM-401.

●	AM-125 for the treatment of acute vestibular syndrome. We evaluated intranasal betahistine for the treatment of acute vestibular syndrome in the Phase 2 TRAVERS clinical trial. In June 2022 we reported positive results from the TRAVERS trial, which showed a time- and dose-dependent improvement in balance and vestibular compensation. In parallel, we have been conducting several IND-enabling preclinical studies which we completed during the second half of 2021 and the first half of 2022. We intend to file an IND with the FDA in the fourth quarter of 2022 and subsequently to initiate a Phase 3 clinical program.

●	AM-201 for Antipsychotic-Induced Weight Gain. We evaluated intranasal betahistine in a Phase 1b clinical trial in the prevention of antipsychotic-induced weight gain and somnolence. The study was initiated in March 2019 at a single site in Europe and completed in 2020. While the trial showed a dose dependent reduction in antipsychotic-induced weight gain, in the context of our strategic repositioning, we have decided to deprioritize project AM-201 and suspended all development work.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for synthesis of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results — Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2022 and 2021. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2022 and 2021:

	Six months ended
	June 30
	2022	2021	Change
	(in thousands of CHF)%

Revenue	1,223	-	n/a
Cost of sales	(1,192)	-	n/a
Gross profit	31	-	n/a
Other operating income	256	-	n/a
Research and development	(3,564)	(3,394)	5%
Sales and marketing	(2,130)	-	n/a
General and administrative	(2,076)	(3,062)	(32)%
Operating loss	(7,483)	(6,456)	16%
Interest expense	(377)	(172)	119%
Foreign currency exchange gain (loss), net	58	292	(80)%
Revaluation (loss)/gain from derivative financial instruments	451	(429)	(205)%
Transaction costs	(1)	-	n/a
Loss before tax	(7,352)	(6,765)	9%
Income tax gain	46	10	360%
Net loss attributable to owners of the Company	(7,306)	(6,755)	8%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	210	449	(53)%
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	(64)	(42)	52%
Other comprehensive loss	146	407	(64)%
Total comprehensive loss attributable to owners of the company	(7,160)	(6,348)	13%

Revenue

In addition to product sales of Bentrio™, the revenue for the first half-year of 2022 includes a payment of CHF 0.9 million related to the exclusive licensing and distribution agreement concluded with Nuance for Bentrio™ in Chinese Mainland, Hong Kong, Macau and South Korea.

Cost of Sales

	Six months ended
	June 30
	2022	2021	Change
	(in thousands of CHF)%
Product purchases, packaging and logistics	(348)	-	n/a
Employee benefits and expenses	(79)	-	n/a
Inventory write-down	(765)	-	n/a
Total	(1,192)	-	n/a

As of June 30, 2022, the Company’s inventory consisted of the product Bentrio, a drug-free nasal spray for protection against airborne viruses and allergens. Bentrio has a limited shelf life, which may affect the salability of the product, and is packaged in various configurations (stock keeping units, “SKUs”) for different markets and in different languages to address specific requirements under national rules and regulations or by trade channels. Based on a management review of the inventory as at June 30, 2022 for any obsolete or slow-moving items, the Company wrote down finished good inventories in the amount of CHF 0.8 million. The amount of the write down was expensed to the income statement under Cost of Sales.

Research and development expense

	Six months ended
	June 30
	2022	2021	Change
	(in thousands of CHF)%
Clinical projects	(1,375)	(1,181)	16%
Pre-clinical projects	(274)	(231)	19%
Drug manufacturing and substance	(348)	(765)	(55)%
Employee benefits	(1,324)	(743)	78%
Other research and development expenses	(243)	(474)	(49)%
Total	(3,564)	(3,394)	5%

Research and development expenses amounted to CHF 3.6 million in the six months ended June 30, 2022. This represents an increase of CHF 0.2 million compared to the six months ended June 30, 2021. Research and development expenses reflected the following:

●	Capitalization of internal costs for AM-125. In the six months ended June 30, 2022, we capitalized direct costs related to our AM-125 program for a total amount of CHF 1.5 million compared to CHF 1.7 million for the six months ended June 30, 2021.

●	Clinical projects. In the six months ended June 30, 2022 clinical expenses were higher than in the six months ended June 30, 2021 by CHF 0.2 million due to higher trial activity levels.

●	Pre-clinical projects. In the six months ended June 30, 2022, pre-clinical expenses were essentially unchanged compared to the six months ended June 30, 2021.

●	Drug manufacture and substance. In the six months ended June 30, 2022, drug manufacture and substance related costs decreased by CHF 0.4 million compared to the six months ended June 30, 2021 due to lower levels of project work related to our AM-301 program.

●	Employee benefits. Employee expenses increased by CHF 0.6 million in the six months ended June 30, 2022 compared to the same period in 2021 due to a higher headcount and recruiting costs.
●	Other research and development expenses. Other research and development expenses decreased by CHF 0.2 million in the six months ended June 30, 2022 compared to the same period in 2021 as we incurred lower expenditures for intellectual property and regulatory consulting services to our AM-301 program.

Sales and marketing expense

	Six months ended
	June 30
	2022	2021	Change
	(in thousands of CHF)%
Marketing and sales expenses	(2,028)	-	n/a
Employee benefits and expenses	(102)	-	n/a
Total	(2,130)	-	n/a

Marketing and sales expenses are related to the commercial launch of Bentrio™ in selected European countries.

General and administrative expense

	Six months ended
	June 30
	2022	2021	Change
	(in thousands of CHF)%
Employee benefits	(405)	(1,362)	(70)%
Lease expenses	(7)	(26)	(73)%
Business development	(7)	(521)	(99)%
Travel and representation	(33)	(45)	(27)%
Administration costs	(1,565)	(1,108)	41%
Depreciation Right-of-use assets	(59)	-	n/a
Total	(2,076)	(3,062)	(32)%

General and administrative expense decreased to CHF 2.1 million in the six months ended June 30, 2022 compared to CHF 3.1 million in the same period in the previous year, primarily due to lower employee benefits as there were lower shared-based bonus payments, which was partly offset by an increase in general administration costs.

Interest expense

Interest expense in the six months ended June 30, 2022 amounted to CHF 376,848 (June 30, 2021: CHF 172,462) included CHF 357,930 related to the FiveT convertible loan, as well as interest related to lease liabilities and bank charges.

Foreign currency exchange gain / (loss), net

For the six months ended June 30, 2022, fluctuations in foreign currency exchange rates resulted in a gain of CHF 0.06 million, compared to a gain of CHF 0.3 million during the same period in the previous year.

Revaluation gain / (loss) from derivative financial instruments

For the six months ended June 30, 2022, CHF 449,614 of the revaluation gain from derivative financial instruments is related to the revaluation of the financial derivatives embedded in the FiveT convertible loan. In the six months ended June 30, 2021, there was a revaluation loss from derivative financial instruments of CHF 428,742.

On January 30, 2018 we issued 1,875 warrants in connection with a direct offering of 3,125common shares, each warrant entitling its holder to purchase one common share at an exercise price of USD 2,000.00 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 1,875 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of USD 2,000.00 per common share. As of June 30, 2022 the fair value of the warrants amounted CHF 0. The revaluation gain of the derivative for the six months ended June 30, 2022 amounted to CHF 1,233, compared to a revaluation loss of CHF 12,740 in the same period in 2021.

On May 15, 2019, we issued 86,064 pre-funded warrants and 108,064 warrants in connection with the May 2019 Registered Offering of 22,000 common shares, with each pre-funded warrant entitling its holder to purchase one common share at an exercise price of CHF 0.20 and each warrant entitling its holder to purchase one common share at an exercise price of CHF 86.80. All warrants were exercised between December 2020 and March 2021.

Cash flows

Comparison of the six months ended June 30, 2022 and 2021

The table below summarizes our cash flows for the six months ended June 30, 2022 and 2021:

	Six months ended
	June 30
	2022	2021
	(in thousands of CHF)
Net cash used in operating activities	(5,584)	(4,919)
Net cash used in investing activities	(1,533)	(1,989)
Net cash from financing activities	6,542	3,845
Net effect of currency translation on cash	(36)	271
Cash and cash equivalents at beginning of the period	984	11,259
Cash and cash equivalents at end of the period	373	8,467

Cash and funding sources

On February 4, 2022, the Company entered into a convertible loan agreement with FiveT Investment Management Ltd. The cash inflow from financing activities for the six months ended June 30, 2022, includes CHF 5.0 million from the Five T convertible loan as well as proceeds from equity issues.

On December 1, 2020, a tranche of the convertible loan provided by FiveT in the amount of CHF 895,455 was converted into 36,850 common shares at a conversion price of USD 27.00. The remaining amount of CHF 604,545 plus accumulated interest was converted into 25,841 common shares at a conversion price of USD 27.00 on March 4, 2021.

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 100,000 common shares at an offering price of USD 80.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately USD 7.3 million.

On May 15, 2019, the Company completed a public offering of (i) 22,000 common shares, together with warrants to purchase 22,000 common shares, and (ii) 86,064 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 86,064 common shares, including 5,500 common shares and warrants to purchase 5,500 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.20 per common share and for the warrants is CHF 86.80. The net proceeds to us from the May 2019 Registered Offering were approximately USD 7.6 million, after deducting underwriting discounts and other offering expenses payable by us. In December 2020, 63,192 warrants were exercised, leaving 44,872 warrants outstanding as of December 31, 2020. These remaining warrants were exercised in March 2021.

On November 30, 2018, the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. As of June 30, 2022, the Company has sold 147,166 of its common shares for an aggregate offering price of USD 6.7 million pursuant to the A.G.P. Sales Agreement, and as of the date of this report, the Company has sold a total of 228,666 common shares for an aggregate offering price of USD 7.8 million pursuant to the A.G.P. Sales Agreement.

On July 17, 2018 the Company completed a public offering of 44,872 common shares, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 15,705 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 11,218 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 156.00 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 29.40. The net proceeds to us from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. Through June 30, 2022, we issued a total of 165,000 of our common shares to LPC for an aggregate amount of USD 2,806,605 under the 2020 Commitment Purchase Agreement. During the six months ended June 30, 2022, we issued 105,000 of our common shares to LPC for an aggregate amount of USD 1,698,450 under the 2020 Commitment Purchase Agreement, and as of the date of this report, we have issued a total of 325,000 of our common shares to LPC for an aggregate amount of USD 4,003,820 under the 2020 Commitment Purchase Agreement.

On January 30, 2018, the Company completed a public offering of 3,125 common shares and concurrent offering of 1,875 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 1,875 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of USD 2000.00 per common share.

Due to the COVID pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26th, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years. We repaid the loan on June 16, 2021.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We have incurred recurring losses and negative cash flows from operations since inception and we expect to generate losses from operations for the foreseeable future primarily due to research and development costs for our potential product candidates. We expect our total cash need for funding operations in 2022 to be in the range of CHF 12.0 to 13.0 million. We believe that our cash position of CHF 372,647 at June 30, 2022, together with revenues from Bentrio product sales, the receipt of grants, proceeds from the issuance of Common Shares under the A.G.P. Sales Agreement and the 2020 Commitment Purchase Agreement of USD 2.2 million up to the reporting date as well as from further issuances under the A.G.P. Sales Agreement and the 2022 Commitment Purchase Agreement, and the $2.2 million upfront payment we expect to receive under the Share Purchase Agreement and Option Agreement, dated October 19, 2022 and amended on November 23, 2022 (as discussed below), will fund our projected operations through the fourth quarter of 2022. We expect that our funding requirements for operations and financial obligations until the end of 2023 will amount to CHF 22.0 to 25.0 million and to CHF 17.0 to 20 million if the convertible loan provided by FiveT will be converted into Common Shares. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or spin-off of our legacy assets or other partnering activities, we will need substantial additional financing to meet these funding requirements.

We have based the above estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the ability to monetize our legacy assets, including the ability to close agreed divestiture transactions, and the terms and timing of future divestiture transactions with third parties;

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

On October 21, 2022, we announced the sale of (i) 90% of the share capital of its subsidiary Zilentin AG and (ii) an option to purchase the subsidiaries Auris Medical AG, Otolanum AG, Auris Medical Ltd. and Auris Medical Pty Ltd (the “Additional Subsidiaries”) – representing our inner ear therapeutic assets – to a European family office (the “Buyer”) for a cash consideration of USD 1 million each, for a total of USD 2 million. Under the terms of the option agreement (the “Option”) Zilentin will be entitled to purchase the Additional Subsidiaries for an upfront payment of USD 25 million plus potential milestone royalty payments. The Option may be exercised for 30 days from October 19, 2022 (the “Closing Date”); beyond that period, Zilentin will have a right of first refusal to acquire these companies until year end with the upfront payment increasing by USD 1 million per month. There is no assurance that Buyer will exercise its option, triggering the additional upfront payment of USD 25 million. Due to a delay in the closing of the Zilentin Transaction, the Company and the Buyer agreed on November 23, 2022 to amend their agreement, extending the Closing Date to December 15, 2022 at the latest, increasing the share capital of Zilentin AG to be sold under the transaction from 90 to 100% and raising the amount of the initial payment for the purchase of Zilentin and for the option to purchase the Additional Subsidiaries from USD 2 million to USD 2.2 million.

Apart from the inner ear therapeutic assets, we intend to spin off or divest also our OTC consumer health products business, in order to focus on the development of our OligoPhore/SemaPhore RNA delivery platform.

We expect that we will require additional funding, including under the 2020 Commitment Purchase Agreement and A.G.P. Sales Agreement to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

On June 3, 2021, in connection with the acquisition of Trasir, we announced our intention to reposition the Compound around RNA therapeutics and to prepare for the separation of the Company’s legacy assets either through a divestiture or a spin-off to shareholders within the next 12-18 months. At this point, there can be no assurance that the Buyer and Zilentin will exercise the Option or purchase the Additional Subsidiaries under its right of first refusal or that the Company will be successful in its efforts to divest the Bentrio™ asset in the near term and/or at reasonable and attractive terms and conditions. Should the Company be unable to execute on the divestiture of both the Additional Subsidiaries and Bentrio™, it may have to reduce or stop certain activities and will have to raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of the Company’s current shareholders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect their rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information-D. Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2022:

	Payments Due by Period
	Less Than	Between	Between
	1 Year	1 and 3 Years	3 and 5	Years Total
		(in thousands of CHF)
Convertible loan	5,000	—	—	5,000
Loan agreement	600	—	—	600
Lease obligations (3)	3	—	—	3
Total	5,603	—	—	5,603

(1)	On February 4, 2022, the Company entered into a convertible loan agreement with FiveT Investment Management Ltd. The loan bears interest at the rate of 10% and matures 12 months from the disbursement date, if not converted into common shares.
(2)	On September 9, 2022 the Company entered into a loan agreement with FiveT Investment Management Ltd., Dominik Lysek and Thomas Meyer. The loan bears interest at the rate of 5% and matures as of March 31, 2023.
(3)	Lease obligations consist of payments pursuant to a short-term lease agreement not accounted for on the balance sheet. The lease term is indefinite and can be terminated with a six month notice period.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we made a one-time, final development milestone payment of USD 100,000 related to AM-125.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the short-term lease mentioned in “Item 5—Operating and Financial Review and Prospects-F. Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–A. Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

See Note 4 to our audited financial statements included in our most recent Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	the COVID-19 outbreak, which continues to evolve, and which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	the timing, scope, terms and conditions of a potential divestiture or spin-off of the Company’s traditional business as well as the cash such transaction(s) may generate;

●	the market acceptance and resulting sales from Bentrio™ in international markets;

●	our dependence on the success of AM-125, AM-301, AM-401, AM-411, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.